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FOR FURTHER INFORMATION:
Darlene MacKinnon
The Dow Chemical Company
2030 Dow Center
Midland, MI  48674
517/636-2876


February 18, 1997



DOW ANNOUNCES ITS AGREEMENT TO DESTEC-NGC MERGER

The Dow Chemical Company (NYSE:DOW) announced today that it has agreed to the merger of Destec Energy, Inc. (NYSE:ENG) and NGC Corporation (NYSE:NGL). More than eighty percent of Destec's shares are currently held by Dow Chemical. Under the agreement, NGC will acquire Destec for $21.65 in cash for each outstanding share of Destec common stock or approximately $1.27 billion in the aggregate. Following the merger, Destec will become a wholly owned subsidiary of NGC.

This action is consistent with Dow's strategy to maximize shareholder value through the divestment of assets that do not fit its long term strategic objectives. Destec is a major, worldwide independent power developer, producer, and marketer which will fit strategically with NGC's existing energy focus. Dow plans to use the majority of the proceeds from this sale for continued repurchases of its own shares.

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